March 8, 2016

VIA EDGAR

Mr. Keith Gregory
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century World Mutual Funds, Inc. (the “Registrant”) (File Nos. 33-39242; 811‑06247)

Dear Mr. Gregory:

Please find below our responses to your comments that we discussed on February 8, 2016, regarding Post-Effective Amendment No. 67, filed on December 28, 2015, to the Registrant’s registration statement for Emerging Markets Small Cap Fund, Focused International Growth Fund, and Global Small Cap Fund (collectively, the “Funds”). For your convenience, we restated each of your comments prior to our responses.

General Comments

1.	Comment: Please complete and/or update any missing or bracketed information in the Registration Statement.

Response: All missing or bracketed information will be appropriately completed and updated in the Registrant’s prospectus and statement of additional information dated March 29, 2016 and filed pursuant to Rule 485(b).

2.	Comment: Please ensure ticker symbols on the covers are completed and entered into EDGAR.

Response: All tickers will be completed and entered into EDGAR for the Registrant’s prospectus and statement of additional information filing dated March 29, 2016 and filed pursuant to Rule 485(b).

3.	Comment: Please make conforming comments for each of the Funds.

Response: We made conforming comments as requested.

ACWMF Comments

1.	Comment: We reiterate our comment that the paragraph preceding the fee example table for each of the Funds should be modified to indicate there are no currently applicable fee waivers.

Response: We made the requested change.

2.
Comment: Disclose all principal investments and clarify if any investments are denominated in foreign currencies. If such investment types are not principal, move them to a separate, non-principal section or the SAI.

Response: We added the requested disclosure.

3.	Comment: Consider including in Item 4 any principal strategies and related risks that will be part of the Funds’ 20% basket (e.g. currency related derivatives and futures contracts).

Response: For the Funds that have an 80% name test rule under Rule 35d-1, we state that the funds plan to invest at least 80% in investments that comply with the name test. The 80% is a minimum, and generally the Funds expect to invest more than 80% of their assets in securities that meet the name test rule. We added language to clarify that currency related derivatives and futures contracts are not principal strategies.

4.	Comment: In the Funds’ strategy sections, please add the parenthetical “plus any borrowings for investment purposes” following the 80% of net assets language.

Response: The Funds have a fundamental policy against borrowing any money, except for temporary or emergency purposes, as set out in the Funds’ statement of additional information. Accordingly, we believe it could be confusing and potentially even misleading to investors if we add the suggested language-“plus any borrowings for investment purposes”-to the prospectus disclosures, without also disclosing that the Funds have a fundamental investment policy against borrowing. Given the Funds’ fundamental investment policies, we believe the current disclosure is better suited to the Funds’ situations.

5.
Comment: Disclose the specific criteria used by the Funds to determine whether the issuer of a security is located in an emerging market or frontier market country, as applicable, in the Item 4 disclosure.

Response: In Item 9 we explain in detail the various factors the portfolio managers may use to decide where a company is located. Pursuant to the adopting release for Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Release No. 28584 (Jan. 13, 2009), and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update, June 2014, No. 2014-08 (“IM 2014-08”), we have attempted to prepare Item 4 as “a concise summary (on the order of three or four pages) that will provide key information” about the Funds’ principal strategies and risks. We believe copying the requested disclosure to Item 4 will only serve to unnecessarily lengthen the summary prospectus. Moreover, the Item 4 disclosure included in the summary prospectus is only one element in the layered disclosure regime described in SEC Release No. 28584, which was intended to provide investors with better ability to choose the amount and type of information to review. The more detailed information in Item 9 is available online and will be sent to any shareholder who requests it.

6.	Comment: In Item 4 of the Emerging Markets Small Cap Fund and the Global Small Cap Fund, disclose the capitalization of the largest company in the index used to define “small cap” as of a recent date.

Response: We made the requested change.

7.
Comment: Please revise the disclosure in Emerging Markets Small Cap Fund to indicate the names of the emerging markets and frontier market countries, as applicable, in which the fund expects to invest as part of its principal investment strategy. Please also delete the list of the countries that the fund does not consider to be emerging markets throughout the registration statement.

Response: As required by Rule 35d-1, Emerging Markets Small Cap Fund has a policy to invest at least 80% of its net assets in securities issued by small cap companies located in emerging market countries. As disclosed in the prospectus, the fund’s revised disclosure states that is considers an emerging market country to be any country located outside the given list of developed countries. We believe our disclosure complies with the requirements set forth in the adopting release for Rule 35d-1, which states, “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” See Investment Company Names, Release No. 24828 (January 17, 2001).
You suggested that we should instead consider tying the definition to an index or otherwise list the countries in which the fund invests. Tying the definition to an index would significantly narrow the universe of included in the Fund’s 80% investment requirement. We also believe it is clearer and more helpful to shareholders to state that we invest in any country outside of the relatively short named developed countries list in lieu of listing the 170+ countries in which the fund’s policy allows it to invest. We respectfully decline to make a change.

8.	Comment: Consider disclosing when the portfolio manager may sell a portfolio security in Item 4.

Response: This information is disclosed in Item 9 and, as discussed above in response to Comment 5, we believe Item 4 is an adequate summary. We respectfully decline to make a change.

9.	Comment: Please supplementally disclose the broad based securities market index the Funds plan to use for performance comparisons.

Response: We currently expect to use the following broad based securities market indexes for the funds: Focused International Growth will use the MSCI ACWI ex-US Index, Emerging Markets Small Cap will use the MSCI Emerging Markets Small Cap Index, and Global Small Cap will use the MSCI ACWI Small Cap Index.

10.
Comment: The “Portfolio Managers” section of Emerging Markets Small Cap Fund states that Patricia Riberiro is a member of a team that manages the fund; however, elsewhere in the prospectus, she is described as being “primarily” responsible for the management of the fund. Please address this inconsistency.

Response: As the Commission noted in its release, Disclosure Regarding Portfolio Managers of Registered Management Investment Companies (File No. S7-12-04), “[D]isclosure is only required with respect to members of a management team who are jointly and primarily responsible for the day-to-day management of the fund’s portfolio. To the extent that a fund is managed by a committee, team, or other group that includes additional members who are not jointly and primarily responsible for day-to-day management, identification of these individuals is not required.” So, although the fund is managed by a team that includes Ms. Ribeiro and analysts, Ms. Riberiro is “primarily” responsible for the day-to-day management of the fund. As an aside, two additional portfolio managers were added to the fund after the 485(a) filing and will appear as parties that are “jointly and primarily” responsible for the management of the fund in the 485(b) filing.

11.
Comment: Please ensure that the Item 9 disclosure is a more detailed discussion of the Funds’ principal strategies and risks than the Item 4 disclosure and does not merely restate the Item 4 disclosure, see IM 2014-08.

Response: We reviewed the prospectus disclosure in light of IM 2014-08, and made changes where appropriate.

12.	Comment: In the “Objectives, Strategies and Risks” sections that discuss temporary defensive measures, please revise the disclosure to comply with Instruction 6 to Item 9(b).

Response: We made the requested change.

13.	Comment: In the “Objectives, Strategies and Risks” sections, under “What are the principal risks of investing in the fund?”, please consider adding captions.

Response: We believe our disclosure is clear and effectively communicates the risks of the fund. We respectfully decline to make a change.

14.
Comment: In the “Objectives, Strategies and Risks” sections, under “What are the principal risks of investing in the fund?”, please clarify whether investments in initial public offerings are part of the principal strategies and risks.

Response: Investments in initial public offerings are not principal investment strategies of the Funds. We moved the disclosure to the SAI.

15.
Comment: In the “Management” section, the disclosure under “Fundamental Investment Policies” seems unclear. If accurate, state that the board may change such policies without shareholder approval and consider disclosing any relevant notice period.

Response: We revised the disclosure to clarify which policies may only be changed by shareholders and which policies may be changed by the Board. We also clarified that changes made by the Board will be subject to applicable notice provisions.

16.
Comment: In the section titled “Account Maintenance Fee,” the disclosure indicates that the Funds will charge certain shareholders an annual maintenance fee, unless such shareholders choose to manage their accounts online. Please revise the disclosure to indicate that shareholders that do not elect to manage accounts online will be delivered paper copies, free of charge, upon request. Please also supplementally describe what is meant by “manage your accounts exclusively online.”

Response: Clients who enroll for exclusive online account management agree to conduct all business (e.g. purchase and sale of shares) online rather than by telephone, mail, or fax. Clients who enroll also agree to receive mailings via email instead of in hard copy. But we will send any shareholder a paper copy of the prospectus, SAI, or annual report free of charge, should they request it. Accordingly, we revised the disclosure to clarify that all shareholders, regardless of whether they manage their accounts online, may call and request a paper copy of the prospectus, SAI, or annual report free of charge.

17.
In the section titled “Special Requirements for Large Redemptions,” please disclose that in-kind securities remain subject to market-risk until sold and, if accurate, that shareholders may incur capital gains and/or losses when converting these securities to cash.

Response: We added the requested disclosure.

18.
Comment: In the section titled “Right to Change Policies,” please add the words “In accordance with applicable law” before the sentence stating “We also may alter, add or discontinue any service or privilege.

Response: We added the requested disclosure.

19.
Comment: In the Focused International Growth Fund prospectus, add disclosure regarding nondiversification to the Item 4 disclosure. Additionally, please clarify the types of securities in which the fund will invest.

Response: We added the requested disclosure.

20.
Comment: In the Focused International Growth Fund prospectus, please clarify the language that states that the fund plans to “diversify” its holdings across different countries and geographical regions in light of the fact that the fund is nondiversified.

Response: We clarified the language.

21.	Comment: Please confirm the minimum investment amount for Global Small Cap Fund is correct.

Response: We updated the disclosure.

22.	Comment: Consider whether investments in issuers with limited operating histories are principal risks for the Funds.

Response: Investments in issuers with limited operating histories are not principal risks for the Funds, and disclosure in the SAI is appropriate.

23.	Comment: Include disclosure that Funds subject to Rule 35d-1 will provide shareholders 60 days’ notice prior to changes in policies covered by the rule.

Response: We added this disclosure to the Emerging Markets Small Cap and Global Small Cap prospectuses under the heading, “What are the fund’s principal investment strategies.”

24.
Comment: In the SAI section titled “Single Event Requests,” please clarify whether recipients of accelerated disclosure on a single event basis are subject to a non-disclosure agreement including a prohibition on trading, and disclose any procedures used by the Board to monitor the disclosure provided to such recipients.

Response: Recipients of accelerated disclosure on a single event bases are not subject to a non-disclosure agreement. However, as disclosed, the information is subject to a confidentiality legend. We explain under the heading “Additional Safeguards” that the Board exercises oversight of the portfolio disclosure process and is informed of any violations of our policies on a quarterly basis.

25.
Comment: Consider whether Mr. Fink’s position with ICI Mutual Insurance Company and Mr. Thomas’s position with the Board of Governors for the Investment Company Institute are current principal occupations.

Response: Those positions are not their “Principal Occupations.”

26.	Comment: Describe the Funds’ proxy voting policies and procedures in the SAI, or in the alternative, a copy of the policies may be included in the registration statement.

Response: We have revised the disclosure and attached the policy as an appendix to the SAI.

27.	Comment: In the SAI section titled “Sub-Administrator” disclose the fees paid to State Street Bank (“SSB”) for administrative services for the last three fiscal years. See Item 19(d).

Response: Item 19(d) calls for disclosure related to “any other management-related service contract.” However, Item 19(h) requires us to, “identify any person who provides significant administrative or business affairs management services for the Fund (e.g., an “administrator”), describe the services provided, and the compensation paid for the services.” (Emphasis added). In accordance with the example given in Form N-1A, we believe Item 19(h) is the appropriate item under which to disclose this information. We describe the services provided and compensation paid as required.

28.	Comment: Review the final paragraph in Appendix A - Principal Shareholders for accuracy.

Response: The information will be updated as of a date which is within 30 days of the filing, and we have confirmed that the updated disclosure is accurate.
In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley L. Bergus
Corporate Counsel

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com